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                    November 29, 2021

       Joel Broussard
       President and Chief Executive Officer
       U.S. Well Services, Inc.
       1360 Post Oak Boulevard
       Suite 1800
       Houston, Texas 77056

                                                        Re: U.S. Well Services,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 23,
2021
                                                            File No. 333-261286

       Dear Mr. Broussard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or, in his absence, Timothy S.
       Levenberg, Special Counsel, at 202-551-3707 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Energy & Transportation
       cc:                                              Adam K. Nalley, Esq. of
Porter Hedges LLP